  Exhibit 99.1

April 28, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject: HIGH TIDE INC. - Notice of Record and Meeting Dates

We advise the following with respect to the upcoming Annual General & Special Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	42981E401	CA42981E4013

2.	Meeting Type:	Annual General & Special
3.	Record Date:	26 MAY, 2023
4.	Beneficial Ownership Date:	26 MAY, 2023
5.	Mail Date:	06 JUNE, 2023
6.	Meeting Date:	06 JULY, 2023

7.	Classes or Series of Securities that entitle
	the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle
	the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	Annual General & Special

10.	Notice-and-Access:
Registered Shareholders:	YES
Beneficial Holders:	YES
Stratification Level:	No
E-Delivery	Yes

11.	Reporting issuer is sending proxy-related Materials
	directly to Non-Objecting Beneficial Owners:	Yes

12.	Issuer paying for delivery to Objecting
	Beneficial Owners:	No

13.	Issuer paying for delivery to US Non-Objecting
	Beneficial Owners:	No

In accordance with applicable securities regulations, we are filing this information with you directly on behalf of the Issuer.

Sincerely,

AGM Connect, on behalf of HIGH TIDE INC.

Suite 2704-401 Bay Street
Toronto, ON M5H 2Y2